Dewey & LeBoeuf LLP

December 23, 2011

Via Edgar and Overnight Delivery

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3561

Washington, D.C. 20549

Attention:	William H. Thompson
Accounting Branch Chief

	Re:	Companhia Energética de Minas Gerais — CEMIG
Form 20-F for the Year Ended December 31, 2010
File No. 1-15224

Dear Mr. Thompson:

On behalf of Companhia Energética de Minas Gerais — CEMIG (the “Company”), we respectfully inform you that the Company will not be able to respond to the comment letter dated December 21, 2011 (the “Comment Letter”) from the staff of the Securities and Exchange Commission related to the Company’s Form 20-F for the year ended December 31, 2010 within the timeframe of 10 business days mentioned in the Comment Letter.  The Company respectfully informs the Staff that it intends to provide a response letter no later than February 3, 2012.

Should you have any questions about this letter, please feel free to contact the undersigned at (212) 259-6888.

Sincerely yours,

/s/ Michael L. Fitzgerald

Michael L. Fitzgerald

cc:	Anthony Watson, SEC Staff Accountant
Luiz Fernando Rolla, CEMIG
Antônio Vélez, CEMIG
Steven Sandretto, Dewey & LeBoeuf LLP